Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: April 7, 2022

Freya

SCRIPT

Subject invitation Teams call: Company update

SPEAKER	FLOW
HDS

Welcome – give context

•   Important news - Agreed in principle to merge with Frontline

•   Important: not set in stone - no assurance that a definitive agreement will be reached

•   Creates a global tanker market leader with a fleet of 146 crude tankers, including 69 VLCCs, 57 Suezmaxes and 18 LR2 crude tankers – over 31 million dwt in aggregate

•   Combination of complimentary platforms in competitive market where scale matters increasingly

•   Well-considered decision – long and thorough discussions and negotiations

HDS

Advantages- added value for Euronav

•   Better service to customers (are themselves growing) and partners

•   Significant benefits arising from a larger combined fleet leading to improved overall utilisation

•   A well-established, highly efficient organisation well positioned to be the preferred partner for global customers with a presence in all major shipping regions.

•   Will have scale to meet challenges and opportunities energy transition

•   Leadership in sustainable shipping, promoting the highest ESG standards

•   Unique combined expertise in the shipping industry and the ability to attract and retain world-class talent

HDS

Implications for Euronav

•   Important to understand: Frontline model is different to ours (outsourced – integrated).

•   Combination of companies has certain implications (take some lose some)

•   CEO: Hugo

•   Euronav majority in Board of Directors (3 members SupBo Euronav)

•   Management Board Euronav retained: full operational control and ownership of the day-to-day management of the Combined Group.

•   Biggest change: Combined Group’s name to be Frontline

HDS	BUT no change • Values • Way of working • Sustainability strategy • Little overlap of personnel

HDS

Been here before

•   Increase of 50% with Maersk (2014) and Gener8 (2018)

•   But now: increase size by 100%

•   Opportunity to emerge stronger and better positioned to compete in rapidly evolving tanker market

HDS

Timeline/Next steps

•   Now: Work on appropriate transaction structure—ambition to sign a final combination agreement by [medio] March 2022

•   However: not set in stone - no assurance that a definitive agreement will be reached

•   Will take months for this deal to be completed

•   Subject to shareholder approval from both companies and regulatory approvals

HDS

IMPORTANT

do not refer, comment or communicate on this news, either today or in the future until negotiations are finalised. As we are a stock listed company, any information published internally and externally treating the combination has to be filed with the SEC, the US regulator of the various stock exchanges, and can jeopardize negotiations and influence stock ratings.

HDS

Conclusion – end

•   We will share information as soon as it becomes available

•   we all have a responsibility to our customers, stakeholders and especially to our colleagues to continue to act in a professional manner.

Q&A

IMPORTANT INFORMATION FOR INVESTORS

This communication is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline Ltd (“Frontline”) and/or Euronav NV (“Euronav”) may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the U.S. Securities and Exchange Commission (the “SEC”) regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.

You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the SEC for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.